Exhibit 99.1

Position Notice on behalf of the Board of Directors of BiondVax Pharmaceuticals Ltd. (the "Company")

In connection with the Company's notice of an annual general shareholders meeting to be convened on September 22, 2016, and position notices received from a number of shareholders of the Company (the "Shareholders PN") as submitted by the Company on Form 6-K on September 12, 2016 with the U.S. Securities and Exchange Commission (the "SEC"), the Israeli Securities Authority ("ISA") and the Tel Aviv Stock Exchange Ltd. ("TASE"), the board of directors of the Company (the "Board") hereby responds and submits its Position Notice.

The Board rejects the claims raised by the Shareholders PN. This Position Notice provides a summarized response to claims raised by the Shareholders PN, with the purpose to correct and clarify inaccurate claims raised by these shareholders.

1.	Claims concerning failure by the Company to disclose material information:

The Board rejects the claim that the Company failed to disclose material information in the Company's proxy statement, filed on August 18, 2016 as amended on September 1, 2016 and September 8, 2016 (the "Proxy Statement"), in connection with the terms of the Depositary Agreement between the Company and the Bank of New York Mellon. Page 8 of the proxy statement of the Meeting (the "Proxy Statement") includes the following specific disclosure:

"If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and an amount of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of ordinary shares of the Company represented by that amount of ADSs, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish a proxy given, (y) substantial opposition exists or (z) the matter materially and adversely affects the rights of holders of Shares."

The Board also rejects the claim that the Company failed to make the appropriate disclosure in Hebrew on this matter. Pursuant to the Company's shareholders general meeting and tradable option holders meetings dated July 27, August 16 and September 7, 2015, as of September 8, 2015, the Company has adopted the disclosure requirements under U.S. securities laws applicable to the Company, as a foreign private issuer, in lieu of the requirements of the Israeli Securities Law. Therefore, a copy of the Proxy Statement, along with a Hebrew Voting ballot, was properly filed with the ISA and TASE.

The Board rejects the claim that the Company did not properly disclose the precise and full terms of service of Dr. Babecoff. The Company provided full disclosures in its SEC, ISA and TASE filings on Form 6-K, including the Company's annual report on Form 20-F, filed on April 27, 2016 (the "Annual Report"). Specifically, the Proxy Statement refers to Item 6 of the Annual report for compensation disclosure. It is hereby clarified that the proposed resolution as detailed in the Proxy Statement is for the extension of Dr. Babecoff's service agreement under the same terms and conditions.

2.	Claims against the ADS voting mechanism as set by the Depositary Agreement

The Board rejects the claim that the voting mechanism by ADS holders and as specified in the Depositary Agreement and as quoted in Section 1 above is illegal. The Board rejects the Shareholders' claims and interpretation of this provision of the Depositary Agreement, which was previously disclosed in the Company's registration statement on Form F-1 prior to its completion of the initial public offering ("IPO") and listing on NASDAQ Capital Market, the IPO Prospectus, and the Proxy Statement. The Company has complied, and will continue to comply, with the terms and provisions of the Depositary Agreement, as described in Section 1 above, and subject to all applicable law.

The Board noted the Shareholders' opposition to the receipt of a discretionary proxy from BNY Mellon to the proposals on this Meeting's agenda.

3.	Claims against the appointment of Ms. Michal Brickman to the Board of Directors

The Board is of the opinion that Ms. Brikman, who has served as a board member since May 2015, possesses the required skills and capacities to serve on the board of directors and on its committees. As provided in the Proxy Statement, Ms. Brikman is a certified public accountant, holds an M.A. degree in Business and serves as a board member in a number of public companies. Ms. Brikman has extensive experience in the capital markets in the U.S. and Israel.

Following the request of one of the Shareholders, the Company added to the Meeting's agenda the election of Mr. Ori Mor as a director to the Company. The election of either candidate is subject to the vote of the shareholders at the shareholders Meeting.

4.	Claims against the adoption of a new option plan

The Shareholders' opposition to the adoption of a new option plan is based on claims that are factually incorrect. The previous option plan (the "2005 Plan") did not utilize a maximum number of options. Moreover, the Company is interested in adopting a new option plan solely because the 2005 Plan expired, and as stated in the Proxy Statement, the Company is interested in adopting a new option plan to replace the expired plan, under the same terms and conditions of the 2005 Plan.

5.	Claims against the extension of Dr. Babecoff's terms of service for an additional 7 years

The Board resolved that the extension of the service agreement with the CEO, Dr. Babecoff, is for the benefit of the Company considering his significant long-termed contribution, and that he possesses the required skills and capacities to serve as CEO. Dr. Babecoff is a founder of the Company and has been instrumental in achieving the Company's many important milestones, including the completion of clinical trials and receipt of regulatory approvals necessary for the Company's product candidate, M-001, coordinating collaborations with the UNISEC and the NIAID, clinical development, grant of eGMP approval for the Company's laboratories, capital raises of over USD 30 million and completion of the Company's IPO on the NASDAQ Capital Market.

As reported by the Company, Dr. Babecoff was investigated by the ISA in connection to certain shareholders' alleged use of internal information. Dr. Babecoff fully cooperated with the ISA, and to this date, no arrest or indictment has been brought against Dr. Babecoff on this matter.

The extension of Dr. Babecoff's service agreement for additional 7 years is subject to the vote of the shareholders at the shareholders Meeting.

6.	Claims against the amendment of the Company's compensation policy

The Board would like to advise that the item regarding the amendment of the Company's compensation policy has been removed from the agenda.

7.	Summary

The Board rejects the claims made in the Shareholders PN. As fully disclosed in the Proxy Statement, and as detailed above, the Board recommends a vote FOR the approval of all proposals brought before the Meeting, with the exception of the election of Mr. Ori Mor as a director of the Company.

Sincerely,

BiondVax Pharmaceuticals Ltd.